SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )

TRISTATE CAPITAL HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

89678F100

(CUSIP Number)

January 15, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 89678F100

1.	NAMES OF REPORTING PERSONS Stephens Investments Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Arkansas
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	SOLE VOTING POWER 941,667
	6.	SHARED VOTING POWER 557,595
	7.	SOLE DISPOSITIVE POWER 1,684,742
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,684,742
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%
12.	TYPE OF REPORTING PERSON OO

SCHEDULE 13G

CUSIP NO. 89678F100

1.	NAMES OF REPORTING PERSONS Warren A. Stephens
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	SOLE VOTING POWER 941,667
	6.	SHARED VOTING POWER 641,595
	7.	SOLE DISPOSITIVE POWER 1,768,742
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,768,742
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2%
12.	TYPE OF REPORTING PERSON IN

CUSIP NO. 89678F100

Item 1.

(a)	Name of Issuer: TriState Capital Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
One Oxford Centre, 301 Grant Street, Suite 2700, Pittsburgh, Pennsylvania 15219

Item 2.

(a)	Name of Person Filing:

(1)	Stephens Investments Holdings LLC

(2)	Warren A. Stephens

(b)	Address of Principal Business Office or, if none, Residence

(1) and (2)

111 Center Street, Little Rock, Arkansas 72201

(c)	Citizenship:

(1)	Arkansas limited liability company

(2)	United States of America

(d)	Title of Class of Securities: Common Stock, par value $0.01 per share (the “Common Stock”)

(e)	CUSIP Number: 89678F100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

See Items 5 – 11 on cover pages 2 – 3 of this schedule.

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Various persons other than the reporting persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain shares of the Common Stock reported on this schedule. None of such interests relate to more than five percent of the Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See attached Exhibit A.

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 27, 2014
Date

Stephens Investments Holdings LLC

By:	/s/ Warren A. Stephens
President and Manager

/s/ Warren A. Stephens
Warren A. Stephens

Exhibit A

The number of shares reported herein as beneficially owned by Stephens Investments Holdings LLC (“SIH”) includes (i) 941,667 shares of the Common Stock owned by SIH for its own account, and (ii) 743,075 shares of the Common Stock owned by Stephens Investment Management Group, LLC (“SIMG”), a subsidiary of SIH and a registered investment adviser, as a result of acting as investment adviser to various clients.

The number of shares reported herein as beneficially owned by Warren A. Stephens includes (i) all of the shares reported herein as beneficially owned by SIH, a company owned by Mr. Stephens, and (ii) 84,000 shares of the Common Stock beneficially owned by Stephens Inc., a registered broker dealer and investment adviser owned by Mr. Stephens, as a result of acting as investment adviser to various clients.